UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

 AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ________)*

Bookedbyus Inc.
(Name of Issuer)

Common Stock “A” $0.0001

(Title of Class of Securities)

09856W105

(CUSIP Number)

Tammy L Kersch

1223 Fletcher Way Port Coquitlam, BC V3C6B5 ph 604-537-1243

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09856W105

1	Name of Reporting Person Tammy L. Kersch
2	Check the Appropriate Box if a Member of a Group (a)____n/a (b)____n/a
3	SEC USE ONLY
4	Source Of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6	Citizenship or Place of Organization Canadian/ Canada

Number of Shares Beneficially owned by each reporting person with:	7	Sole Voting Power 3,330,333
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,330,333
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,330,333
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
13	Percent of Class Represented by Amount in Row (9) 13.8656%
14	Type of Reporting Person (See Instructions) IN

(1) As of the date hereof, Mrs. Kersch beneficially owns 3,330,333 shares of Common Stock, This calculation is based on 23,802,264 shares of common stock outstanding as of Feb 20, 2017 as reported in the Issuer’s Quarterly report on form 10-Q filed April 2017 for the quarterly period ending Feb 28, 2017

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CUSIP No. 09856W105

Item 1. Security and Issuer

This statement on schedule 13D relates to the common stock, par value $0.0001 per share (the “common stock”), of Bookedbyus Inc. a Nevada corporation (the issuer) The principal offices of the issuer are located at 619 S. Ridgley Drive Los Angeles CA 90036.

The reporting persons (as defined below) beneficially own 3,330,333 shares of common stock (the subject shares) which number includes 3,330,333 shares of common stock.

The subject represents 13.8656% of the outstanding shares of common based stock on 23,802,264 Shares of common stock outstanding as of Feb 24 2017 as reported in the issuer’s quarterly report from 10-Q filed April 2017 for period ended Feb 28, 2017.

Item 2. Identity and Background

This statement is being filed by and on behalf of:

(a)	Name; Tammy L. Kersch

(b)	Residence or business address; 1223 Fletcher Way Port Coquitlam BC V3C6B5

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
Apawthecary Pets Inc.
12-1770 Mclean Ave Port Coquitlam BC V3C4K8

(d)	During the last five years, the Reporting Persons has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship. Canada / Canadian

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CUSIP No. 09856W105

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the Securities with his own personal funds and not with borrowed funds.

Personal resources and funds. Cost of $3300.33.

Item 4. Purpose of Transaction

The Reporting Persons believe the securities of the Issuer are significantly undervalued. The Reporting Persons believe the Issuer operates in an attractive competitive position and a compelling product set, the value of which is not reflected in the Issuer's current market value. The Reporting Persons believe there are strategic and operational opportunities for the Issuer that would meaningfully increase value to shareholders and are willing to initiate a dialogue with the Issuer's management and Board of Directors (the “Board”) regarding those opportunities.

The Reporting person has no plans to acquire additional stock at this time.The reporting person has no plans for a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries at this time.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions and/or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

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CUSIP No. 09856W105

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this report, the reporting Person beneficially owns 3,330,333 shares of the company’s common stock representing 13.8656% of the 23,802,264 shares of the company’s issued and outstanding capital stock.

(b)	The number of shares as to which the reporting person has:
Sole power to vote or to direct the vote: 3,330,333
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,330,333
Shared power to dispose or to direct the dispositions: 0

(c)	Shares were acquired from Fred Person in a private transaction. N/A

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. N/A

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included. N/A

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6. N/A

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CUSIP No. 09856W105

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2017	By:	/s/ Tammy L. Kersch
	Name:	Tammy L. Kersch

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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